SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

ITEX Corporation
(Name of Subject Company)

ITEX Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

465647204
(CUSIP Number of Class of Securities)

Steven White
Chairman of the Board and
Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, WA 98008
(425) 463-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Stephen Tollefsen Tollefsen Business Law P.C. 2707 Colby Ave., Ste. 1116 Everett, WA 98201 (425) 353-8883

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

     The purpose of this amendment is to add additional exhibits to Item 9 of the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by ITEX Corporation on January 11, 2008 and subsequently amended (collectively, the “Statement”).

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(7)	Investment Conference presentation (incorporated by reference to our Current Report on Form 8-K, as filed on February 21, 2008)

(a)(8)	Press release issued by ITEX on February 21, 2008 (incorporated by reference to our Current Report on Form 8-K, as filed on February 21, 2008)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation

Date: February 21, 2008	By:	/s/ Steven White
Steven White Chairman of the Board Chief Executive Officer